UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Titan International, Inc.

File No. 001-12936- CF#29132

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Titan International, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from an Exhibit to Form 10-Q filed on April 26, 2010, as modified by the same contract refiled with fewer redactions as an Exhibit to a Form 10-Q filed on October 28, 2010.

Based on representations by Titan International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 28, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel